PUBLIC



15047128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

QMB APPROVAL
QMB Number   3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69124

SEC MAIL RECEIVED PROCESSING
FEB 2 6 2015
WASH. D.C. 201 SEC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PROPEL ADVISORY GROUP, INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 LENOX ROAD, NE
(No. and Street)

ATLANTA   **GEORGIA**   **30306**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AARON PRISCO   **(404)876-1119**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - if individual, state last, first, middle name)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **AARON PRISCO** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **PROPEL ADVISORY GROUP, INC.** _____ , as of _____ **DECEMBER** _____ **31,** **2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

Public Notary 02/11/15

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROPEL ADVISORY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS
Current assets:

Cash	$	45,385
Total current assets		45,385

Other assets:

Prepaid expenses		1,933
Total other assets		1,933

	$	47,318

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	3,975
Total current liabilities		3,975

Stockholder's equity:

Common stock, no par value; 100 shares authorized, issued and outstanding	38,000
Contributed capital	5,000
Distributed capital	(320,000)
Retained earnings	320,343
Total stockholder's equity	43,343

	$	47,318

See notes to financial statements.